UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 27, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Corporate Executive Board Company

File No. 0-24799 – CF#20297

The Corporate Executive Board Company submitted an application under Rule
24b-2 requesting confidential treatment for information it excluded from the Exhibit to a
Form 10-Q filed on May 10, 2007.

Based on representations by The Corporate Executive Board Company that this
information qualifies as confidential commercial or financial information under the
Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has
determined not to publicly disclose it. Accordingly, excluded information from the
following exhibit will not be released to the public for the time period specified:

      Exhibit 10.26   through February 6, 2010

For the Commission, by the Division of Corporation Finance, pursuant to
delegated authority:

Michael McTiernan
Special Counsel